1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 8, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF 2011 THIRD EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2011 third extraordinary general meeting (the "EGM") of Aluminum Corporation of China Limited* (the "Company") will be held at 9:30 a.m. on Tuesday, 25 October 2011 at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC for the purposes of considering and, if thought fit, passing (with or without modifications) the following resolutions as special resolutions of the Company:

SEPCIAL RESOLUTIONS

1.

To consider and, if thought fit, to approve the proposed provision of guarantee by the Company in respect of the foreign currency loan which Chalco Trading Hong Kong Co., Limited will seek, the proposed issue of the US$ denominated Bonds by Chalco HongKong Limited and the proposed provision of guarantee by the Company for Chalco HongKong Limited:

"THAT:

(A)

authorization be granted to the Company to provide guarantee in an amount of not more than US$300 million in respect of the foreign currency loan which Chalco Trading Hong Kong Co., Limited will seek from financial institutions. Such authorization shall expire in twelve months after the date on which this resolution is approved at the EGM.

(B)	authorization be granted to Chalco HongKong Limited to issue US$ denominated bonds and the Company to provide guarantee in an amount of not more than US$1.2 billion for Chalco HongKong Limited:

(i)	authorization be granted to Chalco HongKong Limited to issue the bonds on the following major terms:

Issuer	:	Chalco HongKong Limited

Size of issue	:	The aggregate principal amount shall not be more than US$1.2 billion

Type and price of issue	:	US$ bonds and issue price to be determined according to market conditions by then

Term of issue	:	Not more than 10 years since the issue date

Listing place of the bonds	:	An internationally recognized stock exchange

Bond guarantee	:	The Company will provide guarantee for Chalco HongKong Limited in an amount of not more than US$1.2 billion

Use of proceeds	:	Proceeds will be used by Chalco HongKong Limited mainly for overseas investments

Sources of fund for repayment	:	The bonds shall, in principle, be repaid by Chalco HongKong Limited, the user of the proceeds

Prior to the successful issuance of the bonds, Chalco HongKong Limited shall, where necessary, seek consortium loans and/or bridging loans, and the total outstanding balance under the aforesaid fund raisings of Chalco HongKong Limited, including the issuance of the bonds, consortium loan and/ or bridging loan, will not exceed US$1.2 billion.

(ii)

authorization be granted to the Company to provide guarantee in an amount of not more than US$1.2 billion in total for the aforesaid fund raisings (including the issuance of Bonds, consortium loan and/or bridging loan). Such authorization shall expire in twelve months since the date on which this resolution is passed at the EGM.

(C)

authorization be granted to the Chairman of the Company or other persons authorized by the Chairman of the Company to be specifically responsible for organizing, implementing and executing relevant documents for the aforesaid matters in relation to financing and guarantee, including but not limited to determining the actual type, price, interest rates, term, grading and use of proceeds of the bonds, the means, term and scope of the guarantees, as well as determining intermediaries, underwriter and submitting application documents to regulatory authorities for their approvals, and executing necessary legal documents required for the completion of the fund raisings and the guarantees and conducting relevant information disclosure."

2.

To consider and, if thought fit, to approve the proposed adoption of the Code on Shareholders' Meeting by the Company in the form set out in the appendix to the circular of the Company dated 9 September 2011.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
9 September 2011

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

Notes:

(a)

The H Share register of members of the Company will be closed from Saturday, 24 September 2011 to Tuesday, 25 October 2011, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company at 4:30 p.m. on Friday, 23 September 2011 are entitled to attend the EGM. In order for holders of H Shares to be eligible to attend the EGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 23 September 2011 for registration.

(b)

Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slip for attending the EGM and return them to the Company's Board Secretary Office no later than 20 days before the date of the EGM, i.e. no later than Wednesday, 5 October 2011. Details of the Company's Board Secretary Office are as follows: No. 62 North Xizhimen Street, Haidian District, Beijing, The People's Republic of China Postal Code: 100082 Tel: (8610) 8229 8468/8162 Fax: (8610) 8229 8158.

(c)

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares which is entitled to attend the EGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM, and Notes (c) to (d) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Company's Board Secretary Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof, in order for such documents to be valid.

(g)

If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the EGM will be conducted by a poll.

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary